1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2004

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated August 11, 2004	4

FORWARD-LOOKING STATEMENTS

The Announcement of TOM Online Inc. (the “Company”), constituting Exhibit 1.1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: August 11, 2004	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 2383)	(Stock Code: 8282)
MAJOR TRANSACTION	DISCLOSEABLE TRANSACTION

JOINT ANNOUNCEMENT

Proposed acquisition of the entire issued share capital of

Treasure Base Investments Limited

The respective boards of directors of TOM Group and TOM Online are pleased to announce that:

1.	TOM Group and TOM Online, through their subsidiary, TOM Online Media, will acquire the Sale Shares (representing the entire issued share capital of Treasure Base as at the date of this announcement and as at Completion) at a consideration comprising the Initial Consideration and the Earn-Out Consideration, the aggregate amount of which will not be more than RMB550 million (approximately HK$516.43 million);

2.	In respect of the Initial Consideration:

(i)	in the event that the amount of the 2004 Combined After-tax Profit is equal to or more than RMB40 million (approximately HK$37.56 million), it will be an amount equal to 4.5 times the amount of the 2004 Combined After-tax Profit; or

(ii)	in the event that the amount of the 2004 Combined After-tax Profit is less than RMB40 million (approximately HK$37.56 million), it will be an amount equal to 3.5 times the amount of the 2004 Combined After-tax Profit; and

3.	In respect of the Earn-out Consideration:

(i)	in the event that the amount of the 2005 Combined After-tax Profit is less than RMB40 million (approximately HK$37.56 million), it will be an amount equal to the amount of the 2005 Combined After-tax Profit; or

(ii)	in the event that the amount of the 2005 Combined After-tax Profit is equal to or more than RMB40 million (approximately HK$37.56 million) but less than (or equal to) RMB75 million (approximately HK$70.42 million), it will be an amount equal to 1.5 times the amount of the 2005 Combined After-tax Profit; or

(iii)	in the event that the amount of the 2005 Combined After-tax Profit is more than RMB75 million (approximately HK$70.42 million), it will be an amount equal to 1.75 times the amount of the 2005 Combined After-tax Profit.

The Acquisition constitutes a major transaction of TOM Group under Chapter 14 of the Main Board Listing Rules and is therefore subject to approval of the shareholders of TOM Group. Under Rule 14.44 of the Main Board Listing Rules, as no shareholder of TOM Group is required to abstain from voting if TOM Group were to convene a general meeting for approving the Acquisition, therefore in lieu of holding such a general meeting, shareholders’ written approval of TOM Group has been obtained from Easterhouse, Romefield, Schumann, Handel and Cranwood, who are a closely allied group of shareholders of TOM Group collectively holding approximately 61.24% in nominal value of the shares of TOM Group in issue as at the date of this announcement giving the right to attend and vote at a general meeting of TOM Group (if TOM Group were to convene one). A circular containing further details of the Acquisition will be dispatched to the shareholders of TOM Group as soon as practicable.

The Acquisition also constitutes a discloseable transaction of TOM Online under Chapter 19 of the GEM Listing Rules. A circular containing further details of the Acquisition will be dispatched to the shareholders of TOM Online as soon as practicable.

Trading in the shares of TOM Group and TOM Online was suspended from 10:00 a.m. on 11 August 2004 and application has been made to the Stock Exchange for the resumption of trading in the shares of TOM Group and TOM Online with effect from 9:30 a.m. on 12 August 2004.

THE AGREEMENT

Date:	11 August 2004

Parties

Purchaser:	TOM Online Media

Vendors:	(1) Monit
(2) Aosta
(3) Windstorm

Other parties:	(1) Mr. Li
(2) Mr. Sun
(3) Ms. Yan
(4) TOM Online

Assets to be acquired

The Sale Shares, representing 100% of the issued share capital of Treasure Base as at the date of this announcement and as at Completion.

WFOE is a wholly-owned subsidiary of Treasure Base.

Under the Contractual Arrangements (as described below), Treasure Base and WFOE will be able to enjoy the economic interest in LingXun. Subject to confirmation by the auditors of TOM Online, LingXun will be accounted for as a wholly-owned subsidiary of TOM Online.

WFOE

Treasure Base has established WFOE in Beijing, the PRC. The corporate structure of WFOE is as follows:

(a) Company name:	(Ceng Dong Yi (Beijing) Technology Company Limited)

(b) Registered capital:	US$150,000 (approximately HK$1,170,000) (all of which have been fully paid up)

(c) Shareholder:	Treasure Base (100%)

(d) Scope of business:	research, development and sale of calculators software; providing technology consultation and services in respect of calculators and the sale of self-manufactured products.

(e) Date of establishment:	5 July 2004

Transfer of equity interest in LingXun

Prior to Completion, Mr. Li and Mr. Sun will transfer all of their respective equity interest in LingXun to the Two Nominees at an aggregate consideration of RMB10 million (approximately HK$9.39 million) (being part of the Consideration).

Consideration

1.	The Consideration comprises the Initial Consideration and the Earn-Out Consideration, the aggregate amount of which will not be more than RMB550 million (approximately HK$516.43 million).

2.	In respect of the initial consideration for the Acquisition (“Initial Consideration”):

(i)	in the event that the amount of the audited combined after-tax profit of the TBIL Group for the year ending 31 December 2004 (“2004 Combined After-tax Profit”) is equal to or more than RMB40 million (approximately HK$37.56 million), it will be an amount equal to 4.5 times the amount of the 2004 Combined After-tax Profit; or

(ii)	in the event that the amount of the 2004 Combined After-tax Profit is less than RMB40 million (approximately HK$37.56 million), it will be an amount equal to 3.5 times the amount of the 2004 Combined After-tax Profit.

3.	In respect of the earn-out consideration (“Earn-out Consideration”):

(i)	in the event that the amount of the audited combined after-tax profit of the TBIL Group for the year ending 31 December 2005 (“2005 Combined After-tax Profit”) is less than RMB40 million (approximately HK$37.56 million), it will be an amount equal to the amount of the 2005 Combined After-tax Profit; or

(ii)	in the event that the amount of the 2005 Combined After-tax Profit is equal to or more than RMB40 million (approximately HK$37.56 million) but less than (or equal to) RMB75 million (approximately HK$70.42 million), it will be an amount equal to 1.5 times the amount of the 2005 Combined After-tax Profit; or

(iii)	in the event that the amount of the 2005 Combined After-tax Profit is more than RMB75 million (approximately HK$70.42 million), it will be an amount equal to 1.75 times the amount of the 2005 Combined After-tax Profit.

The Consideration was arrived at after arm’s length negotiations between the Vendors and TOM Online Media and being a price acceptable to the Vendors and TOM Online Media with reference to the past, present and future performance and the strategic value of the TBIL Group (as mentioned in the section headed “Reasons for entering into the Agreement” below.

Payment terms

The Consideration will be paid by TOM Online Media in the following manner:

(i)	a sum of RMB150 million (approximately HK$140.85 million) will be paid in cash within 15 Business Days after the date of Completion (the “First Instalment”). A sum of RMB10 million (approximately HK$9.39 million) of the First Instalment will be allocated as the consideration to be paid by the Two Nominees to Mr. Li and Mr. Sun for the transfer of equity interest in LingXun;

(ii)	a sum equal to the Initial Consideration minus the First Instalment of RMB150 million (approximately HK$140.85 million) will be paid in cash within 15 Business Days after the date on which the auditors of the TBIL Group deliver the audited accounts of the TBIL Group for the year ending 31 December 2004 to TOM Online Media, Monit, Aosta and Windstorm;

(iii)	a sum equal to the Earn-out Consideration which will be paid in cash within 15 Business Days after the date on which the auditors of the TBIL Group deliver the audited accounts of the TBIL Group for the year ending 31 December 2005 to TOM Online Media, Monit, Aosta and Windstorm.

The Consideration will be funded by the internal resources of TOM Online.

Structure chart of Treasure Base immediately before Completion

The Consideration will be funded by the internal resources of TOM Online.

Note:	Upon Completion, the Two Nominees and their associates (which, for this purpose, do not include LingXun as, subject to confirmation by the auditors of TOM Online, it will be accounted for as a wholly-owned subsidiary of TOM Online) will be deemed as connected persons of TOM Group and TOM Online but only for the purposes of transactions between any of them or their associates as aforesaid, on the one hand, and any member of the TOM

Group or TOM Online, on the other hand, which do not form part of the transactions arising from the Contractual Arrangements to which they are a party; and such transactions (if any) will be deemed connected transactions of TOM Group and TOM Online and subject to the requirements of Chapter 14A of the Main Board Listing Rules and Chapter 20 of the GEM Listing Rules, respectively.

Conditions Precedent

Completion is conditional upon, among other things, the following conditions (“Conditions”) having been fulfilled or waived on or before 31 March 2005 (or such other date as the parties to the Agreement may agree):

1.	a PRC legal opinion opining on the legality of the establishment of WFOE, the Agreement and the transactions contemplated under the Agreement (including the Contractual Arrangements) having been issued by such PRC legal counsel approved by TOM Online Media;

2.	an employment contract in such form and substance satisfactory to TOM Online Media having been duly executed between WFOE and each member of the management team and other essential staff members (including Mr. Li) of WFOE;

3.	the Contractual Arrangements in such form and substance satisfactory to TOM Online Media having been duly entered into by the relevant parties;

4.	a local telecom value-added services license for Beijing, the PRC and a national license for value-added services issued by the Ministry of Information and Industry of the PRC having been obtained by LingXun;

5.	the board of directors and/or the shareholders of TOM Group (if required under the Main Board Listing Rules) having approved on the terms of the Agreement and the transactions contemplated thereunder;

6.	TOM Online Media having been satisfied with the result of the due diligence exercise carried out by it on the assets and liabilities, business and prospects of the TBIL Group;

7.	all of the equity interest in LingXun owned by each of Mr. Li and Mr. Sun respectively having been duly transferred to the Two Nominees in accordance with all applicable laws, rules and regulations;

8.	satisfactory proof having been given to TOM Online Media by the Vendors, Mr. Li, Mr. Sun and Ms. Yan evidencing that outstanding accounts receivable in the amount of RMB2 million owed to LingXun have been fully repaid to LingXun; and

9.	satisfactory proof having been given to TOM Online Media by Mr. Li and Mr. Sun evidencing that all tax and related payment relating to (i) LingXun’s profit for the year ended 31 December 2003 and (ii) the increase of the registered capital of LingXun have been fully settled.

Completion

Completion will take place on the 10th Business Day after the date on which the last of the Conditions is fulfilled (or waived).

Contractual Arrangements

As PRC regulations currently restrict foreign ownership of companies engaged in the provision of the telecommunications value-added services (such as LingXun). To comply with the relevant PRC regulations, TOM Online Media will not have direct equity interest in LingXun but it will designate the Two Nominees to acquire the entire equity interest in LingXun. Prior to Completion, the following contractual arrangements (“Contractual Arrangements”) will be entered into between Treasure Base, WFOE, LingXun, the Two Nominees or, as the case may be, Mr. Li and Mr. Sun:

(a)	an exclusive technical and consultancy services agreement to be entered into between WFOE and LingXun, under which WFOE will provide certain technical and consultancy services to LingXun. LingXun will pay WFOE service fees on a monthly basis, which fees will be an amount equal to 65% of the total number of subscribers of the month multiplied by the net average charge per subscriber for that month (after deduction of business tax);

(b)	a business operation agreement to be entered into between WFOE, LingXun and the shareholders of LingXun (before Completion, it refers to Mr. Li and Mr. Sun; after Completion, it refers to the Two Nominees), under which WFOE agreed to act as a guarantor for any obligations undertaken by LingXun and in return for which, LingXun will pledge to WFOE their accounts receivable and assets. No consideration is payable under the aforesaid business operation agreement;

(c)	an exclusive option agreement to be entered into between Treasure Base and each of the shareholders of LingXun (before Completion, it refers to Mr. Li and Mr. Sun; after Completion, it refers to the Two Nominees), pursuant to which the shareholders of LingXun will grant an exclusive right to Treasure Base to purchase all or part of the shareholders’ equity interest in LingXun at an aggregate exercise price of RMB10 million (approximately HK$9.39 million). The option is exercisable at the discretion of Treasure Base;

(d)	an equity pledge agreement to be entered into between WFOE and each of the shareholders of LingXun (before Completion, it refers to Mr. Li and Mr. Sun; after Completion, it refers to the Two Nominees), pursuant to which the shareholders of LingXun will pledge their respective interest in LingXun to WFOE for the performance of LingXun’s payment obligations under the aforesaid exclusive technical and consultancy services agreement. No consideration is payable under the aforesaid equity pledge agreement;

(e)	a transfer agreement of the equity interest in LingXun to be entered into between Mr. Li, Mr. Sun and the Two Nominees whereby Mr. Li, Mr. Sun will transfer their respective equity interest in LingXun to the Two Nominees at an aggregate consideration of RMB10 million (approximately HK$9.39 million);

(f)	an irrevocable power of attorney to be entered into between the shareholders of LingXun (before Completion, it refers to Mr. Li and Mr. Sun; after Completion, it refers to the Two Nominees) in favour of the Two Nominees so that the Two Nominees have full power and authority to exercise all of the shareholder’s rights with respect to the shareholders’ interests in LingXun; and

(g)	a loan agreement to be entered into between Treasure Base and each of the shareholders of LingXun (before Completion, it refers to Mr. Li and Mr. Sun; after Completion, it refers to the Two Nominees) so that loans (the aggregate amount of which will be equal to the amount of the registered capital of LingXun (i.e., RMB10 million) will be provided by Treasure Base to the Two Nominees for the exclusive purpose of investment in the registered capital of LingXun.

As a result of the Contractual Arrangements, the TOM Online Group will be able to govern the financial and operating policies of LingXun and enjoy all of the economic benefits of the TBIL Group.

INFORMATION ON TREASURE BASE

Treasure Base is a company incorporated in the BVI with limited liability. As at the date hereof, Treasure Base is owned as to 49% by Monit, 47% by Aosta and 4% by Winstorm. TOM Online Media will acquire the entire issued share capital of Treasure Base upon the terms and subject to the conditions set out in the Agreement. Treasure Base has established WFOE in Beijing, the PRC. Under the Contractual Arrangements, Treasure Base and WFOE will be able to enjoy the economic interest in LingXun. Subject to confirmation by the auditors of TOM Online, LingXun will be accounted for as a wholly-owned subsidiary of TOM Online. As Treasure Base and WFOE are dormant since their incorporation, therefore no financial information for the past two years is available.

INFORMATION ON LINGXUN

LingXun is a domestic company established in the PRC in September, 2002 by Mr. Li and Mr. Sun with the registered capital of RMB10 million (approximately HK$9.39 million) (which has been fully paid up). LingXun is primarily engaged in the telecommunication value-added services and the research and development on calculators software. Before Completion and at the date of this announcement, LingXun is held as to 51% by Mr. Li and 49% by Mr. Sun, respectively. Prior to Completion, Mr. Li and Mr. Sun will transfer their respective equity interest in LingXun to the Two Nominees.

Based on the unaudited management account prepared in accordance with US GAAP of LingXun, the unaudited profit both before and after tax of LingXun for 16 months from 11 September 2002 (date of incorporation) to 31 December 2003 and the six months ended 30 June 2004 were approximately RMB37.3 million (equivalent to approximately HK$35 million) and RMB31.5 million (equivalent to approximately HK$29.6 million), respectively. The unaudited net asset of LingXun as at 30 June 2004 was approximately RMB69.7 million (equivalent to approximately HK$65.4 million).

REASONS FOR ENTERING INTO THE AGREEMENT

LingXun is a wireless internet service provider focusing on providing entertainment, sports and lifestyle content via SMS, MMS and WAP in cooperation with major TV broadcasters in China. Though the Acquisition, TOM Online intends to further strengthen its leadering market position in the wireless internet sector in terms of market share, distribution channel such as online, TV, radio or print, product portfolio and national SMS numbers. Besides, LingXun also has a strong TV media distribution channel with leading market share in WVAS and TV media segment. It has entered into exclusive contracts with key TV media players and thus, providing TOM Online a strong TV media promotion platform and distribution channel for WVAS products.

The Acquisition is in line with the statement of business objectives of TOM Online as disclosed in its prospectus dated 2 March 2004. The directors of TOM Online believe that the Acquisition will enable TOM Online to enlarge its market share in the SMS market and increase its revenue arising from the SMS segment.

The directors of both TOM Group and TOM Online consider that the Agreement is entered into on normal commercial terms in the ordinary and usual course of business of TOM Group and TOM Online, respectively, and that the terms of the Agreement are fair and reasonable and in the interests of TOM Group and TOM Online so far as the respective shareholders of TOM Group and TOM Online are concerned.

MAJOR TRANSACTION OF TOM GROUP

The Acquisition constitutes a major transaction of TOM Group under Chapter 14 of the Main Board Listing Rules and is therefore subject to the shareholders’ approval of TOM Group. Under Rule 14.44 of the Main Board Listing Rules, as no shareholder of TOM Group is required to abstain from voting if TOM Group were to convene a general meeting for approving the Acquisition, therefore in lieu of holding such a general meeting, shareholders’ written approval of TOM Group has been obtained from Easterhouse, Romefield, Schumann, Handel and Cranwood, who are a closely allied group of shareholders of TOM Group collectively holding approximately 61.24% in nominal value of the shares of TOM Group in issue as at the date of this announcement giving the right to attend and vote at a general meeting of TOM Group (if TOM Group were to convene one).

A circular containing further details of the Acquisition will be dispatched to the shareholders of TOM Group as soon as practicable.

DISCLOSEABLE TRANSACTION OF TOM ONLINE

The Acquisition constitutes a discloseable transaction of TOM Online under Chapter 19 of the GEM Listing Rules. A circular containing further details of the Acquisition will be dispatched to the shareholders of TOM Online as soon as practicable.

GENERAL

The business of the TOM Group includes cross-media strategy and telecom value added services which include an internet portal delivering internet infotainment content and services, e-commerce propositions, development of software and computer network systems, provision of related services and event production, broadband content and service provision, sports-related content, event management and advertising, web-based e-mail service provision, outdoor media advertising, online media business and magazine publishing.

TOM Online is an internet company in the PRC providing value-added multimedia products and services. It delivers its products and services from its Internet portal to its users both through their mobile phones and through its websites. Its primary business activities include wireless value-added services, online advertising and commercial enterprise solutions.

Save as disclosed herein, the board of directors of TOM Group confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Main Board Listing Rules, nor is the board of TOM Group aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Main Board Listing Rules, which is or may be of a price sensitive nature.

Save as disclosed herein, the board of directors of TOM Online confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, nor is the board of TOM Online aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price sensitive nature.

Trading in the shares of TOM Group and TOM Online was suspended from 10:00 a.m. on 11 August 2004 and application has been made to the Stock Exchange for the resumption of trading in the shares of TOM Group and TOM Online with effect from 9:30 a.m. on 12 August 2004.

DEFINITIONS

“Acquisition”	the proposed acquisition by TOM Online Media of the entire issued share capital of Treasure Base from the Vendors in accordance with the terms and conditions of the Agreement

“Agreement”	a conditional sale and purchase agreement entered into on 11 August, 2004 between TOM Online Media, TOM Online, the Vendors, Mr. Li, Mr. Sun and Ms. Yan in respect of the Acquisition

“Aosta”	Aosta Holdings Corp., a company incorporated in the BVI and is wholly-owned by Mr. Sun, whose principal business is investment holding. Aosta is independent of and not connected with any of the directors, chief executives, substantial shareholders or management shareholders of TOM Group and TOM Online or any of their respective associates and not a connected person (as defined in the Main Board Listing Rules and the GEM Listing Rules) of TOM Group and TOM Online

“associates”	has the same meaning as ascribed to it under the Main Board Listing Rules or the GEM Listing Rules

“Business Day”	a day (excluding Saturday) on which banks are generally open for business in the PRC

“BHM”	the Islands of the Bahamas

“BVI”	the British Virgin Islands

“Completion”	completion of the Acquisition upon the terms and subject to the conditions set out in the Agreement

“Consideration”	the Initial Consideration and the Earn-out Consideration

“Cranwood”	Cranwood Company Limited, a company incorporated in the Republic of Liberia and wholly-owned by Ms. Chau Hoi Shuen, which owns approximately 0.63% of the issued share capital of TOM Group as at the date of this announcement

“Earn-out Consideration”	the additional amount of consideration for the Acquisition as set out in paragraph 3 in the section headed “Consideration” above

“Easterhouse”	Easterhouse Limited, a company incorporated in the BVI and an indirect wholly-owned subsidiary of Hutchison Whampoa Limited, which owns approximately 24.49% of the issued share capital of TOM Group as at the date of this announcement

“GEM”	the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	the Rules Governing the Listing of Securities on GEM

“Handel”	Handel International Limited, a company incorporated in the BVI and owned as to 90% by Cranwood, which owns approximately 8.95% of the issued share capital of TOM Group as at the date of this announcement

“HK$”	Hong Kong dollars

“Initial Consideration”	has the meaning ascribed to it in paragraph 2 in the section headed “Consideration” above

“LingXun”	(Beijing LingXun Interactive Science Technology and Development Company Limited), a domestic company established in Beijing, the PRC. As at the date of this announcement, Mr. Li and Mr. Sun beneficially own 51% and 49% of the equity interest in LingXun, respectively

“Main Board Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Monit”	Monit Holdings Corp., a company incorporated in the BVI and is wholly-owned by Mr. Li, whose principal business is investment holding. Monit is independent of and not connected with any of the directors, chief executives, substantial shareholders or management shareholders of TOM Group and TOM Online or any of their respective associates and not a connected person (as defined in the Main Board Listing Rules and the GEM Listing Rules) of TOM Group and TOM Online

“Mr. Li”	Mr. Li Chuan Dong ( ), who holds 51% of the equity interest in LingXun and is the sole beneficial owner of Monit. Mr. Li is independent of and not connected with any of the directors, chief executives, substantial shareholders or management shareholders of TOM Group and TOM Online or any of their respective associates and not a connected person (as defined in the Main Board Listing Rules and the GEM Listing Rules) of TOM Group or TOM Online

“Mr. Sun”	Mr. Sun Jian Ying ( ), who holds 49% of the equity interest in LingXun and is the sole beneficial owner of Aosta. Mr. Sun is independent of and not connected with any of the directors, chief executives, substantial shareholders or management shareholders of TOM Group and TOM Online or any of their respective associates and not a connected person (as defined in the Main Board Listing Rules and the GEM Listing Rules) of TOM Group or TOM Online

“Ms. Yan”	Ms. Yan Shan( ), who is the sole beneficial owner of Windstorm. Ms. Yan is independent of and not connected with any of the directors, chief executives, substantial shareholders or management shareholders of TOM Group and TOM Online or any of their respective associates and not a connected person (as defined in the Main Board Listing Rules and the GEM Listing Rules) of TOM Group or TOM Online

“PRC”	the People’s Republic of China

“RMB”	Renminbi

“Romefield”	Romefield Limited, a company incorporated in the BVI and an indirect wholly-owned subsidiary of Cheung Kong (Holdings) Limited, which owns approximately 12.25% of the issued share capital of TOM Group as at the date of this announcement

“Sale Shares”	the entire issued share capital of Treasure Base as at the date of this announcement and as at Completion

“Schumann”	Schumann International Limited, a company incorporated in the BVI and owned as to 90% by Cranwood, which owned approximately 14.91% of the issued share capital to TOM Group as at the date of this announcement

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“SMS”	short messaging services, a technology that allows users to receive and sometimes transmit short text messages using their mobile phones

“Treasure Base”	Treasure Base Investments Limited, a company incorporated in the BVI, and whose principal business is investment holdings, which is independent from the Directors, chief executive, substantial shareholders or management shareholders of TOM Group and TOM Group or any of their respective associates and not a connected person (as defined in the Main Board Listing Rules and the GEM Listing Rules) of TOM Group or TOM Online. As at the date hereof, Treasure Base is owned as to 49% by Monit, 47% by Aosta and 4% by Windstorm

“TBIL Group”	Treasure Base, WFOE and LingXun

“TOM Online”	TOM Online Inc., a company incorporated in the Cayman Islands with limited liability and whose shares are listed on GEM

“TOM Online Group”	TOM Online and its subsidiaries

“TOM Group”	TOM Group Limited, a company incorporated in the Cayman Islands with limited liability and whose shares are listed on the Main Board

“TOM Online Media”	TOM Online Media Group Limited, a company incorporated in the BVI, which is a wholly-owned subsidiary of TOM Online and a non wholly-owned subsidiary of TOM Group

“Two Nominees”	Mr. Sheng Yong ( )and Ms. Du Ying Shuang ( ), the individual nominees to be designated by TOM Online Media to acquire the entire equity interest in LingXun from Mr. Li and Mr. Sun. Mr. Sheng is a consultant of TOM Online and a connected person (as defined in the Main Board Listing Rules and the GEM Listing Rules) of TOM Group and TOM Online by virtue of his being a substantial shareholder of certain subsidiaries of TOM Group and TOM Online prior to Completion. Ms. Du is an employee of TOM Online and not a connected person (as defined in the Main Board Listing Rules and the GEM Listing Rules) of TOM Group and TOM Online prior to Completion

“US$”	United States dollars

“US GAAP”	the accounting principles generally accepted in the United States of America

“Vendors”	Monit, Aosta and Windstorm

“WFOE”	(Ceng Dong Yi (Beijing) Technology Company Limited), a wholly foreign owned enterprise established by Treasure Base in Beijing, the PRC

“Windstorm”	Windstorm Limited, a company incorporated in the BHM and is wholly-owned by Ms. Yan, whose principal business is investment holding. Windstorm is independent of and not connected with any of the directors, chief executives, substantial shareholders or management shareholders of TOM Group and TOM Online or any of their respective associates and not a connected person (as defined in the Main Board Listing Rules and the GEM Listing Rules) of TOM Group or TOM Online

HK$1 = RMB1.065

US$1 = HK$7.8

By Order of the Board	By Order of the Board
TOM GROUP LIMITED	TOM ONLINE INC.
Angela Mak	Angela Mak
Company Secretary	Company Secretary

Hong Kong, 11 August 2004

As at the date hereof, Mr. Frank Sixt (Chairman), Ms. Debbie Chang, Mrs. Susan Chow, Mr. Edmond Ip, Mrs. Angelina Lee, Mr. Holger Kluge and Mr. Wang Lei Lei are non-executive directors of TOM Group; Mr. Sing Wang and Ms. Tommei Tong are executive directors of TOM Group; and Mr. Henry Cheong, Ms. Anna Wu and Mr. James Sha are the independent non-executive directors of TOM Group.

As at the date thereof, Mr. Frank Sixt (Chairman), Mr. Sing Wang (Vice Chairman) and Ms. Tommei Tong are non-executive directors of TOM Online; Mrs. Susan Chow is an alternate Director to Mr. Frank Sixt; Mr. Wang Lei Lei, Mr. Xu Zhiming, Mr. Peter Schloss, Mr. Wu Yun, Ms. Elaine Feng and Mr. Fan Tai are executive directors of TOM Online; and Mr. Ma Wei Hua and Mr. Gordon Kwong are independent non-executive directors of TOM Online.

This announcement, for which the respective directors of TOM Group and TOM Online collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to TOM Group and TOM Online. The respective directors of TOM Group and TOM Online, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of TOM Online at http://www.tom.com/.

*	for identification purpose